Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated December 1, 2020 to Prospectus dated June 26, 2020

Registration No. 333-239472

VIRGINIA ELECTRIC AND POWER COMPANY

FINAL TERM SHEET

December 1, 2020

2020 Series A 2.45% Senior Notes due 2050
Principal Amount:	$900,000,000

Expected Ratings* (Moody’s/S&P/Fitch):	A2 (stable outlook) / BBB+ (positive outlook) / A (stable outlook)

Trade Date:	December 1, 2020

Settlement Date (T+10)**:	December 15, 2020

Final Maturity Date:	December 15, 2050

Interest Payment Dates:	June 15 and December 15

First Interest Payment Date:	June 15, 2021

Optional Redemption:	Make Whole Call at T+15 bps prior to June 15, 2050 Par Call on or after June 15, 2050

Treasury Benchmark:	1.375% due August 15, 2050

Benchmark Yield:	1.676%

Spread to Benchmark:	+85 bps

Reoffer Yield:	2.526%

Coupon:	2.45%

Price to Public:	98.408%

Proceeds to the Company Before Expenses:	97.533%

CUSIP/ISIN:	927804 GD0 / US927804GD01

Revised Selling Restriction:

The information in the preliminary prospectus supplement dated December 1, 2020 under the heading UNDERWRITING—Selling Restrictions—Prohibition of Sale to European Economic Area and United Kingdom Retail Investors is hereby superseded by the following:

Notice to Prospective Investors in the European Economic Area and the United Kingdom

The Senior Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (EEA) or in the United Kingdom (the UK). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, MiFID II); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the Prospectus Regulation). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the PRIIPs Regulation) for offering or selling the Senior Notes or otherwise making them available to retail investors in the EEA or in the UK has been, or will be, prepared and therefore offering or selling the Senior Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation. This prospectus supplement and the attached prospectus have been prepared on the basis that any offer of Senior Notes in any member state of the EEA or in the UK will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Senior Notes. Neither this prospectus supplement nor the attached prospectus is a prospectus for the purposes of the Prospectus Regulation.

Joint Book-Running Managers:	BofA Securities, Inc., Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc. and TD Securities (USA) LLC

Co-Managers:	Blaylock Van, LLC, Siebert Williams Shank & Co., LLC and WR Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated December 1, 2020, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

BofA Securities, Inc.	1-800-294-1322 (toll-free)
Deutsche Bank Securities Inc.	1-800-503-4611 (toll-free)
Goldman Sachs & Co. LLC	1-866-471-2526 (toll-free)
Morgan Stanley & Co. LLC	1-866-718-1649 (toll-free)
MUFG Securities Americas Inc.	1-877-649-6848 (toll-free)
TD Securities (USA) LLC	1-855-495-9846 (toll-free)

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

We expect that delivery of the Senior Notes will be made against payment for the Senior Notes on the Settlement Date, which will be the tenth business day following the date of this final term sheet (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of this final term sheet or the next succeeding seven business days will be required, by virtue of the fact that the Senior Notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.